

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "VOLTEQ EQUIPMENT

INC.", FILED IN THIS OFFICE ON THE SIXTH DAY OF MARCH, A.D.

2023, AT 2:22 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

7014701 8100
SR# 20230881753

Authentication: 202854332
Date: 03-07-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF VOLTEQ Equipment Inc.

VOLTEQ Equipment Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation filed with the Secretary of State on March 2, 2023 (the "**Certificate of Incorporation**").

2. Article IV of the Certificate of Incorporation is hereby amended to add Section E "Forward Stock Split" which reads as follows:

E. Forward Stock Split.

Effective upon the filing of this Certificate of Amendment ("**Effective Time**") with the Secretary of State of the State of Delaware, each share of Voting Common Stock issued and outstanding immediately prior to the Effective Time shall automatically split into twenty-seven (27) shares of Voting Common Stock, and without any action of the part of the holders thereof occur (the "**Forward Stock Split**"). The par value of the Voting Common Stock shall remain $0.0001 per share. No fractional shares of Common Stock shall be issued upon the Forward Stock Split or otherwise. All share numbers and dollar amounts in the Certificate of Incorporation or elsewhere shall be adjusted to give effect to this Forward Stock Split as of the Effective Time. This Certificate of Amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

3. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Patrik Psenak, its President, this 6th day of March, 2023.

By______________________________
Patrik Psenak
President

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:22 PM 03/06/2023
FILED 02:22 PM 03/06/2023
SR 20230881753 - File Number 7014701



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "VOLTEQ EQUIPMENT INC.",

FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF FEBRUARY, A.D.

2023, AT 1:18 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:18 PM 02/28/2023
FILED 01:18 PM 02/28/2023
SR 20230770654 - File Number 7014701

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF VOLTEQ EQUIPMENT INC.

VOLTEQ Equipment Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware ("**General Corporation Law**"), hereby certifies as follows:

1. That the name of this Corporation is **VOLTEQ Equipment Inc.** and that this Corporation was originally incorporated pursuant to the General Corporation Law on September 6, 2022 under the name **VOLTEQ Equipment Inc**.

2. That the Board of Directors of this Corporation (the "**Board of Directors**" or the "**Board**") duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this Corporation (the "**Restated Charter**"), declaring said amendment and restatement to be advisable and in the best interests of this Corporation and its stockholders, and authorizing the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

3. **RESOLVED**, that the Certificate of Incorporation of this Corporation be amended and restated in its entirety as follows:

ARTICLE I.

The name of this corporation is VOLTEQ Equipment Inc.

ARTICLE II.

The address of the Corporation's registered office in the State of Delaware is 16192 Coastal Highway in the City of Lewes, Sussex County, Delaware 19958. The name of the Corporation's registered agent at such address is Harvard Business Services, Inc.

ARTICLE III.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV.

A. Authorization of Stock

This Corporation is authorized to issue three classes of stock to be designated, respectively, Voting Common Stock, Non-Voting Common Stock, and Preferred Stock. The total number of shares that this Corporation is authorized to issue is 29,000,000. The total number of shares of Voting Common Stock authorized to be issued is 20,000,000, par value $0.00001 per share (the "**Voting Common Stock**"). The total number of shares of Non-Voting Common Stock authorized to be issued is 3,000,000 par value $0.00001 per share (the "**Non-Voting Common Stock**"). The

total number of shares of Preferred Stock authorized to be issued is 6,000.000, par value $0.00001 per share (the "**Preferred Stock**").

B. Voting Common Stock

1. <u>Voting</u>. The holders of the Voting Common Stock ("**Common Holders**") are entitled to one (1) vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the Common Holders representing a majority of the votes represented by all Voting Common Stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

2. <u>No Redemption</u>. Voting Common Stock shall not be redeemable at the option of the holder hereof.

3. <u>Other Rights</u>. Subject to the rights of holders of any series of outstanding Preferred Stock, if any, and subject to the terms and conditions set forth in applicable stock option plan, stock option agreement, stock restriction agreement, or other similar agreement, Common Holders shall have equal rights of participation in the dividends and other distributions in cash, stock, or property of the Corporation when, as and if declared thereon by the Board from time to time out of assets or funds of the Corporation legally available therefor and shall have equal rights to receive the assets and funds of the Corporation available for distribution to stockholders in the event of any liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary.

C. Non-Voting Common Stock

1. <u>No Voting Rights</u>. Non-Voting Common Stock shall be non-voting stock, and the holders of Non-Voting Common Stock ("**Non-Voting Common Holders**") shall not be entitled to receive notice of or attend meetings of the stockholders, or cast votes on matters coming before a vote of the stockholders, except as required by applicable law or as contemplated in this Section. The number of authorized shares of Non-Voting Common Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the Common Holders representing a majority of the votes represented by all Voting Common Stock of the Corporation voting as a separate class and the affirmative vote of the Non-Voting Common Holders representing a majority of the votes represented by all Non-Voting Common Stock of the Corporation voting as a separate class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

2. <u>No Redemption; No Conversion</u>. The Non-Voting Common Stock shall not be redeemable at the option of the holder hereof. The Non-Voting Common Holders shall have no right to convert Non-Voting Common Stock into other stock of the Corporation.

3. <u>Other Rights</u>. Subject to the rights of holders of any series of outstanding Preferred Stock, if any, and subject to the terms and conditions set forth in applicable stock option plan, stock option agreement, stock restriction agreement, or other similar agreement, Non-Voting Common Holders shall have equal rights of participation in the dividends and other distributions in cash, stock, or property of the Corporation when, as and if declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor and shall have equal rights to receive the assets and funds of the Corporation available for distribution to stockholders in the event of any liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary.

D. Blank Check Preferred Stock

The Board of Directors is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series. The powers, preferences, and relative, participating, optional, and other special rights of each series of preferred stock, and the qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

ARTICLE V.

Except as otherwise provided in this Restated Charter, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VI.

The number of directors of this Corporation shall be determined in the manner set forth in the Bylaws of this Corporation.

ARTICLE VII.

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of this Corporation may provide. The books of this Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this Corporation.

ARTICLE IX.

To the fullest extent permitted by law, a director of this Corporation shall not be personally liable to this Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law is amended after approval by the stockholders of this ARTICLE XI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or modification of the foregoing provisions of this ARTICLE XI by the stockholders of this Corporation shall not adversely affect any right or protection of a director of this Corporation existing at the time of, or increase the liability of any director of this Corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or modification.

ARTICLE X.

Subject to the provisions of this Restated Charter, this Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Charter, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XI.

To the fullest extent permitted by applicable law, this Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of this Corporation (and any other persons to which General Corporation Law permits this Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this Corporation, its stockholders and others.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of this Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal or modification.

4.   The foregoing amendment and restatement was approved by the holders of the requisite number of shares of said Corporation in accordance with Section 228 of the General Corporation Law.

5.   That said Restated Charter, which restates and integrates and further amends the provisions of this Corporation's Restated Charter, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by Patrik Psenak, as its President, and by Patrik Psenak, as its Secretary this 02/27/2023 day of February 2023.

By_____
Patrik Psenak, President

By_____
Patrik Psenak, Secretary



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "VOLTEQ EQUIPMENT INC.", FILED IN THIS OFFICE ON THE SIXTH DAY OF SEPTEMBER, A.D. 2022, AT 11:32 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

7014701 8100
SR# 20223448012

Authentication: 204337887
Date: 09-07-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:32 AM 09/06/2022
FILED 11:32 AM 09/06/2022
SR 20223448012 - File Number 7014701

CERTIFICATE OF INCORPORATION OF VOLTEQ Equipment Inc.

I, the undersigned, for the purpose of creating and organizing a corporation under the provisions of and subject to the requirements of the General Corporation Law of the State of Delaware (the "**DGCL**"), certify as follows:

ARTICLE I
NAME OF THE CORPORATION

The name of the corporation is VOLTEQ Equipment Inc. (the "**Corporation**").

ARTICLE II
ADDRESS

The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, Lewes 19958. The name of the registered agent of the Corporation at such address is Harvard Business Services, Inc..

ARTICLE III
BUSINESS PURPOSE

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV
TOTAL NUMBER AND VALUE OF SHARES

The total number of shares of stock which the Corporation is authorized to issue is 1,000,000. All shares shall be Common Stock par value $0.0001 per share and are to be of one class.

ARTICLE V
INCORPORATOR

The name and mailing address of the incorporator(s) of the Corporation are:

Name	Mailing Address
Sparring Legal LLP	477 Madison Avenue, 6th Floor, New York, NY 10022

ARTICLE VI
ELECTION OF DIRECTORS

Unless and except to the extent that the by-laws of the Corporation (the "**By-Laws**") shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VII
LIMITATION OF LIABILITY

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of, or repeal of this 7 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE VIII
INDEMNIFICATION

The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a **"Covered Person"**) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (the **"Proceeding"**), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal, or modification of this Paragraph 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE IX
AMENDMENT OF BY-LAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend, or repeal the By-Laws or adopt new By-Laws without any action on the part of the stockholders; provided that any by-law adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered, or repealed by the stockholders.

ARTICLE X
AMENDMENTS

The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation of the Corporation (the **"Certificate of Incorporation"**) or the By-Laws, from time to time, to amend, alter, or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

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I, THE UNDERSIGNED, being the incorporator, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate of Incorporation, hereby acknowledging, declaring, and certifying that the foregoing Certificate of Incorporation is my act and deed and that the facts herein stated are true, and have accordingly hereunto set my hand this 6th day of September, 2022.

Incorporator

By_____

Name: Stephen Ruotsi

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